Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Auna S.A.A, formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.:

We consent to the use of our report dated September 29, 2020, with respect to the consolidated statements of financial position of Auna S.A.A. (formerly known as Auna S.A. and formerly known as Grupo Salud del Perú S.A.C.) as of December 31, 2019, 2018 and 2017, the related consolidated statements of income and other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes, included herein and to the reference to our firm under the heading ‘Experts’ in the prospectus.

/s/ Caipo y Asociados S. Civil de R. L.

Caipo y Asociados S. Civil de R. L.

Lima, Peru

September 30, 2020